UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Other Events

On December 12, 2025, Guardforce AI Co., Limited (the “Company”) received a notification letter (the “Notification Letter”) from the Nasdaq Stock Market LLC (the “NASDAQ”) dated December 12, 2025, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ.

NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from October 30 through December 11, 2025, the Company no longer meets the minimum bid price requirement. In accordance with the NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until June 10, 2026, to regain compliance with NASDAQ Listing Rule 5550(a)(2).

To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event that the Company does not regain compliance by June 10, 2026, the Company may be eligible for additional time to regain compliance or may face delisting. The receipt of the Notification Letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on NASDAQ under the ticker “GFAI”. To address this issue, the Company intends to continuously monitor its closing bid price and is in the process of considering various measures to improve its financial position and results of operations, which the Company expects to countervail the short-term adverse effects on its trading price and cure the deficiency in due time.

On December 17, 2025, the Company issued a press release announcing that it has received the Notification Letter from NASDAQ. A copy of that press release is attached as Exhibit 99.1 hereto.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Guardforce AI Announces Receipt of Nasdaq Minimum Bid Price Deficiency Notification Letter,” dated December 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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